Selina

Selina Releases New Investor Presentation for the Investment Community

NEW YORK (April 1, 2024) – Selina Hospitality PLC ("Selina"; NASDAQ: SLNA), the global lifestyle and experiential hospitality company catering to millennial and Gen Z travelers today announced it has released a new investor presentation on its website, investors.selina.com. The new presentation has summary information about the company and includes new and updated information, such as:

- Updated list of investments highlights
- Information on how Selina connects with its guests, including updated net promoter score (NPS) benchmarking
- Overview information about Selina's new strategic investment partner, Osprey International Limited
- Overview of the recently completed capital raise and balance sheet restructuring
- Update on the path to profitability and recent progress

"With the addition of Osprey, our new strategic investment partner, and the recent capital funding and balance sheet restructuring transaction completed, we believe we are better positioned to succeed as we look forward to the future," said co-founder and CEO Rafael Museri. "As reflected in our updated investor presentation, we have made progress on our path to profitability and we have strengthened our board and management team. We believe we have a compelling investment case and look forward to meeting new and existing investors over the coming months."

The investor presentation is accessible through the "Events and Presentations" section under "Investor Relations" on Selina's website.

Individual Meeting Information

To increase relations with institutional investors, management has dedicated time to hosting individual meetings with portfolio managers and analysts. If you are interested in scheduling a meeting with management, please contact investors@selina.com.

About Selina Hospitality PLC

Selina Hospitality PLC (NASDAQ: SLNA) is a global hospitality brand built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today's nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 24 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on X, Instagram, Facebook, Linkedin or YouTube.

Forward-Looking Information

This press release and the investor presentation include "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995.

Selina

Forward-looking statements generally relate to future events, and include terms such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential," or "continue," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading "Risk Factors" contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release or the investor presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

Contacts
Media: press@selina.com
Investor: investors@selina.com